Filed by Criteo Holdings, Inc. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Criteo S.A.
Commission File No.: 001-36153
CRITEO
Société anonyme

Registered office:	5, Place de la Gare
L-1616 Luxembourg
Grand Duchy of Luxembourg
R.C.S. Luxembourg:	B310794
(the Company or Lux Criteo)

CONVENING NOTICE TO THE GENERAL MEETING OF SHAREHOLDERS OF THE COMPANY TO BE HELD ON TUESDAY, DECEMBER 29, 2026

November 5, 2026
Dear shareholders,
The board of directors of the Company is pleased to invite you to attend the general meeting of shareholders of the Company (the General Meeting) to be held on Tuesday, December 29, 2026 at 11:00 a.m., Luxembourg time, at the offices of Loyens & Loeff Luxembourg SARL at 18-20, rue Edward Steichen, L-2540 Luxembourg, Grand Duchy of Luxembourg.
We are distributing our proxy materials via the Internet under the “Notice and Access” approach permitted by the rules of the U.S. Securities and Exchange Commission (the SEC). We have made available a Notice of Internet Availability of Proxy Materials (Notice of Internet Availability) containing instructions on how to access and review the proxy materials and how to vote. If you would prefer to receive printed copies of the proxy materials in the mail, please follow the instructions in the Notice of Internet Availability for requesting those materials.
The Company’s shareholders may access documents filed with or furnished to the SEC through the SEC’s website, which may be accessed at www.sec.gov. We make available, free of charge on our investor website at criteo.investorroom.com, all of the documents that we file with the SEC as soon as reasonably practicable after we electronically file those documents with the SEC. Shareholders may obtain additional information by contacting the Company’s Investor Relations department at Criteo S.A., 5 Place de la Gare, L-1616 Luxembourg, or by emailing InvestorRelations@criteo.com.
The agenda of the General Meeting (the Agenda) is as follows:
1.Agenda

1.1After having acknowledged (I) the report of the board of directors of Lux Criteo on the conflicts of interest declared in accordance with Article 441-7 of the Luxembourg law of August 10, 1915 on commercial companies, as amended (the Luxembourg Companies Law), and (II) the availability at the registered office of each of Lux Criteo and Criteo Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Lux Criteo (U.S. Criteo), beginning at least one month prior to the date of the General Meeting through the date of the General Meeting, of (a) executed copies of reports of (i) the boards of directors of each of Lux Criteo and U.S. Criteo, prepared in accordance with Article 1021-5 of the Luxembourg Companies Law and (ii) Makery S.à r.l., a Luxembourg private limited liability company (société à responsabilité limitée), with registered office at 7, Rue Robert Stümper, L-2557 Luxembourg and registered with the R.C.S. Luxembourg under number B298863, as the independent expert referred to, and prepared in accordance with, Article 1021-6 of the Luxembourg Companies Law, (b) executed copies of the Agreement and Plan of Merger (the Merger Agreement) and Common Draft Terms of Cross-Border Merger (the Draft Terms), in each case, dated as of August 5, 2026, by and between Lux Criteo and U.S. Criteo, pursuant to which, on the terms and subject to the conditions set forth therein, Lux Criteo will merge with and into U.S. Criteo (the Merger), with U.S. Criteo surviving the Merger, and (c) certain accounts of each of Lux Criteo and U.S. Criteo, as required by Article 1021-7 of the Luxembourg Companies Law ((a) through (c) constituting such documents as required to be provided by Article 1021-7 of the Luxembourg Companies Law and hereinafter referred to as the Documents), and after having been informed at the General Meeting of any significant changes to the assets and liabilities of Lux Criteo from the date of the Draft Terms to the date of the General Meeting in accordance with Article 1021-5 of the Luxembourg Companies Law, to consider and vote upon the Merger and the approval and adoption of the Merger Agreement and Draft Terms (the Merger Proposal).
1.2To consider and vote upon a proposal to grant a discharge (quitus) to the directors of Lux Criteo in connection with the performance of their mandates for the period from January 1, 2026 to the date of the General Meeting (the Discharge Proposal).
1.3To consider and vote upon a proposal to approve the Criteo Holdings, Inc. 2027 Omnibus Incentive Plan, including the authorization of the initial share reserve thereunder (the Omnibus Plan Proposal).
1.4To grant power and authority to the board of directors of Lux Criteo or any person authorized by the board of directors of Lux Criteo, each acting individually and severally and with full power of substitution, (i) to appear before a notary in the Grand Duchy of Luxembourg enacting the acknowledgement (constat) deed to confirm, in the name and on behalf of Lux Criteo and its board of directors, that the conditions to the Merger, as specified in the Merger Agreement and the Draft Terms, have been satisfied or waived and that the Merger is to become effective at the specified time therefor and (ii) to carry out, in the name and on behalf of Lux Criteo and its board of directors, any actions, filings, notifications and publications as may be deemed necessary or advisable by such person in connection with the matters set out hereunder, including the Merger (the Delegation Proposal).

2.Approval Conditionality
Each of the Omnibus Plan Proposal and the Delegation Proposal is conditioned on the approval of the Merger Proposal. Each of the Merger Proposal and the Discharge Proposal is not conditioned on the approval of any other proposal.
3.Recommendations of the board of directors of the Company
The board of directors of the Company believes that the Merger Proposal and the other proposals to be presented at the General Meeting are in the best interests of Lux Criteo and recommends that its shareholders vote “FOR” the Merger Proposal, “FOR” the Discharge Proposal, “FOR” the Omnibus Plan Proposal and “FOR” the Delegation Proposal.
4.Record Date
4.1The board of directors of the Company has fixed the close of business on October 22, 2026 as the record date for the General Meeting (the Record Date).
4.2Each ordinary share in the share capital of the Company (except shares held by the Company in treasury) is entitled to one vote. The voting rights attached to the ordinary shares held by the Company in treasury are suspended.
5.Voting ordinary shares
Holders of ordinary shares who are holders of record may vote directly or grant a proxy to vote such ordinary shares on their behalf by following the instructions provided on their proxy card. Holders of ordinary shares through a broker, bank or other nominee in “street name” must instruct their broker, bank or other nominee how to vote such ordinary shares or to grant a proxy and their broker, bank or other nominee will vote or grant a proxy on their behalf. Holders of record who fail to vote or grant a proxy or holders who hold ordinary shares in street name and fail to provide voting or proxy instructions to their broker, bank or other nominee would not have such ordinary shares voted on any of the proposals being presented at the General Meeting.
Holders of ordinary shares registered with the Company’s transfer agent and registrar, Computershare, are considered the holders of record with respect to those ordinary shares and will receive instructions to access the proxy materials from the Company. Holders of ordinary shares through a broker, bank or other nominee, are considered the beneficial owners of the ordinary shares and will receive proxy materials from their broker, bank or other nominee.
5.1Exercise of voting rights
(a)Holders of ordinary shares have the right to:
i.vote in person at the General Meeting – please note that:
A.in order for holders of ordinary shares or their duly appointed proxy (pursuant to section 5.1 (a) iii (other than the Company Proxies)) to attend the General Meeting in person, they must provide written notice to the Company at least five days prior to the date of the General Meeting.
B.such notice should be directed to the attention of the chairperson of the board of directors of the Company either by mail to the Company’s registered office at Criteo S.A., 5 Place de la Gare, L-1616 Luxembourg, with acknowledgment of receipt, or by email to our Investor Relations department at InvestorRelations@criteo.com, in each case, accompanied with proof of shareholding as of the Record Date and, if applicable, a duly executed power of attorney granting their voting proxy to the desired attendee.
C.any person attending the General Meeting in person shall provide proof of identity (in the form of a valid, non-expired identity card or passport) at the General Meeting. Any person attending the General Meeting in person on behalf of a holder of ordinary shares must provide valid proof of authorization to represent such holder of ordinary shares at the General Meeting.
D.check-in at the General Meeting will begin at 10:30 a.m., Luxembourg time at the offices of Loyens & Loeff Luxembourg SARL at 18-20, rue Edward Steichen, L-2540 Luxembourg, Grand Duchy of Luxembourg. Please plan to allow ample time for check-in procedures. Cameras, cell phones, recording equipment and other electronic devices will not be permitted at the General Meeting.
ii.vote in advance of the General Meeting by submitting their proxy card by mail with their voting instructions, or provide their voting instructions by telephone or Internet in accordance with the instructions set forth on their proxy card, or
iii.grant voting proxy to the chairperson of the General Meeting or a person delegated thereby (the Company Proxies), or to any other person, by submitting their proxy card in accordance with the instructions set forth therein.
(b)If a holder of ordinary shares votes in advance of the General Meeting by mail, telephone or Internet or grants a voting proxy to the Company Proxies as set forth in section 5.1 (a) ii and section 5.1 (a) iii respectively, their voting instructions or duly executed power of attorney granting such proxy, respectively, must be received by Computershare by 11:00 a.m., Luxembourg time, on December 28, 2026 in order to be taken into account.

5.2Rights to ask questions
Holders of ordinary shares can submit questions concerning items on the agenda of the General Meeting at or before the General Meeting. Questions submitted in advance of the General Meeting must be sent to the Company in writing at least five days prior to the date of the General Meeting. Such questions should be directed to the attention of the chairperson of the board of directors and can be sent either by mail to the Company’s registered office at Criteo S.A., 5 Place de la Gare, L-1616 Luxembourg, with acknowledgment of receipt, or by email to our Investor Relations department at InvestorRelations@criteo.com, in each case, accompanied with proof of shareholding as of the Record Date. Proper questions raised in advance of the meeting in accordance with these procedures will be addressed by the Company during the General Meeting.
5.3Right to request addition of items to the Agenda
Holders of ordinary shares that hold individually or collectively at least ten percent (10%) of the issued share capital of the Company on the Record Date may request the addition of items to the Agenda in writing at least five days prior to the date of the General Meeting. Such request should be directed to the attention of the chairperson of the board of directors of the Company and sent by registered mail to the Company’s registered office at Criteo S.A., 5 Place de la Gare, L-1616 Luxembourg, with acknowledgment of receipt, with a copy by email to our Investor Relations department at InvestorRelations@criteo.com, in each case, accompanied with proof of shareholding as of the Record Date.
If you have any questions about the information contained in this convening notice, voting your shares or attending the General Meeting, please contact our Investor Relations department by phone at +1 (929) 287-7835 or by email at InvestorRelations@criteo.com, or our proxy solicitor, Innisfree, in the United States at (877) 717-3923 and outside the United States at +1 (412) 232-3651.
Disclaimers
Forward-Looking Statements
This notice contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include statements with respect to the Merger and our financial condition, results of operations, cash flows, plans, objectives, future performance and business and the assumptions underlying such statements. By way of illustration, words such as “anticipate”, “believe”, “expect”, “intend”, “estimate”, “project”, “will”, “should”, “could”, “may”, “predict” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. We base forward-looking statements on our current assumptions, expectations, estimates and projections about us and the markets that we serve in light of our industry experience, as well as our perception of historical trends, current conditions, expected future developments and other factors that we believe are appropriate under the circumstances. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict and often outside of our control. Therefore, actual outcomes and results may differ materially from those expressed in forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors, including, among others: failure to obtain the required shareholder vote to adopt the proposals needed to complete the Merger; failure to satisfy any of the other conditions to the Merger; the Merger not being completed; the impact or outcome of any legal proceedings or regulatory actions that may be instituted against us in connection with the Merger; failure to list our common stock on the New York Stock Exchange following the Merger or maintain our listing thereafter; inability to take advantage of the potential strategic opportunities provided by, and realize the potential benefits of, the Merger; the disruption of current plans and operations; the disruption to our relationships, including with employees, landowners, suppliers, lenders, partners, governments and shareholders; the future financial performance of Lux Criteo or U.S. Criteo, including our anticipated growth rate and market opportunity; changes in shareholders’ rights as a result of the Merger; difficulty in adapting to operating under the laws of Luxembourg or the United States; the delay or abandonment of the Merger; costs or taxes related to the Merger; changes in general political, economic and competitive conditions and specific market conditions; adverse changes in the marketing industry; changes in applicable laws or accounting practices; failure related to our technology and our ability to innovate and respond to changes in technology; uncertainty regarding our ability to access a consistent supply of internet display advertising inventory and expand access to such inventory; investments in new business opportunities and the timing of these investments; whether the projected benefits of strategic transactions materialize as expected; uncertainty regarding our international operations and expansion, including related to changes in a specific country’s or region’s political or economic conditions or policies (such as changes in or new tariffs); the impact of competition; uncertainty regarding legislative, regulatory or self-regulatory developments regarding data privacy matters and the impact of efforts by other participants in our industry to comply therewith; our ability to obtain and utilize certain data as a result of consumer concerns regarding data collection and sharing, as well as potential limitations in accessing data from third parties; failure to enhance our brand cost-effectively; recent growth rates not being indicative of future growth; our ability to manage growth, potential fluctuations in operating results; our ability to grow our base of clients; risks related to future opportunities and plans, including the uncertainty of expected future financial performance and results; and those risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in Lux Criteo’s and U.S. Criteo’s filings with the SEC and reports, including Lux Criteo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, as amended, subsequent Quarterly Reports on Form 10-Q and the Registration Statement on Form S-4 filed by U.S. Criteo in connection with the Merger, as well as future filings and reports by Lux Criteo and U.S. Criteo. As a result of these and other factors, no assurance can be given as to our future results and achievements. Accordingly, a forward-looking statement is neither a prediction nor a guarantee of future events or circumstances and those future events or circumstances may not occur. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this notice. We are under no obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise.
Additional Information and Where to Find It
In connection with the Merger, U.S. Criteo filed a Registration Statement on Form S-4 and definitive proxy statement / prospectus for the general meeting of Lux Criteo’s shareholders to approve the Merger and related proposals. The proxy statement / prospectus and other relevant documents are being made available to Lux Criteo’s shareholders as of the record date established for voting on the Merger and related proposals as set forth in the proxy statement / prospectus. Lux Criteo and U.S. Criteo may also file other relevant documents with the SEC regarding the Merger. This notice is not a substitute for the Registration Statement on Form S-4, the proxy statement / prospectus or any other document that Lux Criteo or U.S. Criteo may file with the SEC with respect to the Merger (in each case, if and when available). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT / PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT LUX CRITEO, U.S. CRITEO AND THE MERGER. Shareholders will be able to obtain copies of these materials (if and when they are available) and other documents containing important information about Lux Criteo, U.S. Criteo and the Merger, once such documents are filed with the SEC, free of charge through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Lux Criteo are made available free of charge on Lux Criteo’s investor relations website at criteo.investorroom.com.
No Offer or Solicitation
This notice is for informational purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.
Participants in the Solicitation
Lux Criteo and its directors and certain of its executive officers and other employees may be deemed to be participants in the solicitation of proxies from Lux Criteo’s shareholders in connection with the Merger. Information about Lux Criteo’s directors and executive officers is set forth in the proxy statement for Lux Criteo’s 2026 Annual Meeting of Shareholders, which was filed with the SEC on May 8, 2026. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement / prospectus and other relevant materials regarding the Merger to be filed with the SEC if and when they become available. These documents can be obtained free of charge from the sources indicated above in “Additional Information and Where to Find It” if and when they become available.

The board of directors,
represented by

/s/ Richard van t’ Hof

Richard van t’ Hof
Authorised representative and daily manager of the Company
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